Avista Public Acquisition Corp. II

65 East 55th Street

18th Floor

New York, NY 10022

August 5, 2021

VIA EMAIL & EDGAR

Pamela Long

Michael Davis

Staff Attorneys

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Avista Public Acquisition Corp. II (the “Company”) Registration Statement on Form S-1 (Registration No. 333- 257177)

Dear Ms. Long & Mr. Davis,

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-257177) be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Washington D.C. time on August 9, 2021 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Faiza Rahman of Weil, Gotshal & Manges LLP at (212) 310-8235 and that such effectiveness also be confirmed in writing.

Very truly yours,

Avista Public Acquisition Corp. II

By:	/s/ John Cafasso
Name:	John Cafasso
Title:	Chief Financial Officer

cc:	Weil, Gotshal & Manges LLP
Alexander D. Lynch, Esq.
Faiza N. Rahman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP
P. Michelle Gasaway, Esq.
Gregg A. Noel, Esq.